                                                                       EXHIBIT 3

                                    FORM OF
                             EMPLOYMENT AGREEMENT
                             --------------------

          This Agreement, effective as of this ____ day of October, 1997 (the "Effective Date"), by and between Shelter Components Corporation, an Indiana corporation ("Employer"), and ___________________ a resident of ________ County, Indiana ("Executive").


                                  WITNESSETH
                                  ----------

          WHEREAS, Executive is employed by Employer as its, ___________________ and Executive has made valuable contributions to the strategic planning, business operations, and financial strength of Employer; and

          WHEREAS, Employer desires to encourage Executive to continue to make such contributions to Employer's overall profitability and strength; and

          WHEREAS, Executive desires to be assured of a secure minimum compensation from Employer for his services; and

          WHEREAS, Employer desires to assure the continued employment services of Executive on an objective and impartial basis and without distraction; and

          WHEREAS, Employer recognizes that when faced with a proposal for a change of control of Employer, Executive will have a significant role in helping the Board of Directors of Employer assess the options and advising the Board of Directors on what is in the best interests of Employer's shareholders; and

          WHEREAS, Employer desires to provide fair and reasonable benefits to Executive on the terms and conditions set forth in this Agreement; and

          WHEREAS, Employer desires reasonable protection of its confidential business and customer information which it has developed over the years at substantial expense and assurance that Executive will not compete with Employer for a reasonable period of time after termination of his employment with Employer.

          NOW, THEREFORE, in consideration of these premises, the mutual covenants and undertakings herein contained and the continued employment of the Executive, Employer and Executive, each intending to be legally bound, covenant and agree as follows:

          1. Upon the terms and conditions set forth in this Agreement, Employer employs Executive and Executive accepts such employment.

         2. Executive agrees to serve as Employer's _______________________ or an executive position with Employer of equal or greater stature ("Job Responsibilities"); provided, however that such duties shall be performed in or from the offices of Employer and shall be of the same character as those previously performed by Executive and generally associated with the office held by Executive. Employer shall not, without the written consent of Executive, relocate or transfer Executive to a location more than fifty (50) miles from Employer's current offices. Executive shall serve the Employer and its subsidiaries in substantially the same manner and to substantially the same extent as Executive rendered his services to Employer before the date hereof. Executive shall devote his full business time and best efforts to Employer's business and shall not engage in any other related business without the written consent of Employer. Employer shall cause Executive to be nominated to successive terms as a member of Employer's Board of Directors and shall use its best efforts to cause Executive to continue to be elected as a member of Employer's Board; provided, however, the failure to elect Executive shall not constitute "Good Reason", as defined below.

         3. The term of this Agreement shall begin on the "Effective Date" and shall end on the date which is three (3) years following such date; provided, however, that such term shall be extended for an additional one (1) year term on each anniversary of the Effective Date (the "Anniversary Date") so that the term is three (3) years on each Anniversary Date, unless either party hereto gives written notice to the other party not to so extend within ninety
(90) days prior to each such Anniversary Date, in which case no further extension shall occur and the term of this Agreement shall end on the last day of the term as it existed on the date that the notice of termination was given. A notice not to so extend given by Employer shall be a termination of employment prior to the expiration of the Term of this Agreement, for all purposes, including Section 7 and Section 8 of this Agreement.

         4. Executive shall receive an annual salary determined by the Employer's Board of Directors, but not less than the salary rate at the Effective Date, payable at regular intervals in accordance with Employer's normal payroll practices now or hereafter in effect ("Base Compensation"). Employer may consider and declare from time to time adjustments in the compensation it pays Executive and thereby adjustments in his Base Compensation. A reduction in Executive Base Compensation can only be made prior to a Change in Control as part of an Employer cost reduction program for substantially all executives of the Employer. Executive shall also be entitled to participate in, and receive compensation ("Bonus Program Compensation") under, the bonus programs generally available to Company executives as specified under the terms of such programs, including the EVA bonus bank (the "EVA Bonus Program"), which Bonus Program Compensation can be reduced only if part of an Employer cost reduction program applicable to substantially all executives of the Employer. A reduction in actual amount of bonus payout during employment under any Bonus Program in effect as of the Effective Date shall not be a reduction in Bonus Program Compensation if it is pursuant to the pre-existing bonus formula in effect on the Effective Date unless otherwise agreed to by the Executive. The sum of Base Compensation and the total EVA Bonus Program targeted bonus amount covering the Executive shall be "Annual Compensation."

         For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if during, or following the consummation of, a stock purchase program, tender offer, exchange offer, merger, consolidation, sale of assets, contested election, or any combination of the foregoing transactions, any person, entity or group of persons acting in concert (other than the Executive), directly or indirectly (1) acquires ownership of or the power to vote in excess of twenty percent (20%) of the voting securities of Employer, or (2) otherwise acquires effective control of the business and affairs of Employer; provided, however, that a Change of Control shall not be deemed to occur as a result of any acquisition of shares of Employer capital stock by Executive, any affiliate of Executive, or any voting trust(s) to which Executive's capital stock is transferred or a sale of stock or stock buy-back by Employer.

         5. So long as Executive is employed by Employer pursuant to this Agreement, he shall be included as a participant in all present and future employee benefit, retirement, and compensation plans generally available to executive employees of Employer, consistent with his Annual Compensation and his Job Responsibilities including, without limitation, Employer's 401(k) plan, stock incentive plan, health and medical insurance plans, executive deferred compensation plan, and group life insurance plans (collectively, the "Benefit Plans"), each of which Employer agrees to continue in effect on terms no less favorable than those in effect as of the Effective Date (as permitted by law) and throughout the Term of this Agreement.

         6. Executive shall receive reimbursement from Employer for all reasonable business expenses incurred in the course of his employment by Employer, upon submission to Employer of written vouchers and statements for reimbursement. Executive shall attend those professional meetings, trade shows, conventions, and/or similar functions that he deems appropriate and useful for purposes of keeping abreast of current developments in the industry and/or promoting the interests of Employer. Employer shall continue in effect vacation policies applicable to Executive no less favorable from his point of view than those vacation policies in effect on the Effective Date. Executive shall be entitled to office space and working conditions no less favorable than those in effect for him on the Effective Date.

         7. Subject to the respective continuing obligations of the parties, including but not limited to those set forth in Section 8 hereof, Executive's employment by Employer and any of its subsidiaries may be terminated prior to the expiration of the Term of this Agreement as follows:

         (A)    Termination For Cause. Employer, by the action of its Board of
                ---------------------
                Directors and upon written notice to Executive, may terminate Executive's employment with Employer for cause. For purposes of this Subsection 7(A), "cause" shall be defined as (i) fraud or willful misconduct, (ii) intentional and continuing material breach of fiduciary duty involving personal profit, (iii) continuing intentional material failure to perform stated duties, (iv) conviction of a felony violation, or (v) any intentional and continuing material breach of any term, condition or covenant of this Agreement.

         (B)    Termination Without Cause. Employer, by action of its Board of
                -------------------------
                Directors and upon written notice to Executive which notice may be waived by Executive, may terminate Executive's employment with Employer without cause at any time.

         (C)    Quit for Good Reason. Executive, by written notice to Employer,
                --------------------
                may terminate his employment with Employer for Good Reason. For purposes of this

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                Subsection 7(C), "Good Reason" shall be defined as (i) any action by Employer's Board of Directors to remove the Executive as President and Chief Operating Officer of Employer and its subsidiaries, except where the Employer's Board of Directors properly acts to remove Executive from such office for "cause " as defined in Subsection 7(A) hereof, (ii) any action by Employer's Board of Directors to materially modify Executive's Job Responsibilities without Executive's written consent and Executive's resignation within one (1) year of such change in responsibilities, (iii) any failure of Employer to obtain (x) the assumption of the obligation to perform this Agreement by any successor, assignee, or distributee of all or substantially all of Employer's stock or assets (on a consolidated basis with those of its subsidiaries) or (y) the reaffirmation of such obligation by such successor, assignee, or distributee, as contemplated in Section 16 hereof, (iv) any material breach by Employer of a term, condition or covenant of this Agreement which is not cured within thirty (30) days of such breach and Executive's resignation within one (1) year of such breach, (v) any reduction in Base Compensation or Bonus Program Compensation after a Change in Control, or (vi) any liquidation, dissolution, or reorganization of Employer by the Employer's Board of Directors.

         (D)    Quit Without Good Reason. Executive may terminate his employment
                ------------------------
                with Employer without Good Reason.

         (E)    Retirement, Death or Disability. Executive's employment with
                -------------------------------
                Employer shall terminate in the event of Executive's retirement, death or permanent disability. For purposes hereof, "permanent disability" shall be defined as Executive's permanent inability by reason of illness or other physical or mental incapacity to perform the duties required by his employment for any consecutive one hundred eighty (180) day period and Executive is determined to be disabled under Employer's long term disability plan, if any, provided that notice of any termination by Employer because of Executive's "permanent disability" shall have been given to Executive prior to the full resumption by him of the performance of such duties.

         8. In the event of Termination of Executive's employment with the Employer pursuant to Section 7 hereof, compensation shall continue to be paid by Employer to Executive as follows:

         (A) If an Executive's employment with the Company terminates prior to a Change in Control within the term of this Agreement, then:

                (i)     if the Executive's termination is as described in
                        Section 7(A) or 7(D) (Termination for Cause or Quit Without Good Reason), Executive shall be entitled to receive his Annual Compensation through his date of termination for Termination for Cause and an additional six (6) months Annual Compensation for Quit Without Good Reason and shall continue to receive his health and dental insurance and a payout of his accrued EVA Bonus Program bank over a period of eighteen (18) months during

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

                        which Executive shall refrain from "competition" as specified in Section 9. Such benefits shall cease and be forfeited if Executive fails to comply with the requirements of Section 9 during such eighteen (18) month period;

                (ii)    if the Executive's termination is as described in
                        Section 7(B) or 7(C) (Termination Without Cause or Quit for Good Reason), Executive shall be entitled to receive continuation of (i) his Annual Compensation, (ii) employee benefits (on the same terms and conditions as available to employees of the Company generally) and
                        (iii) a payout of his accrued EVA Bonus Program bank over a period of eighteen (18) months following his termination, during which time Executive shall refrain from " competition" as specified in Section 9. All payments and benefits above shall terminate if Executive engages in competition during the eighteen (18) months following termination of employment;

                (iii) if Executive's termination is a result of Executive's "permanent disability" described in Section 7(E), then Executive shall be entitled to receive (I) a continuation of his Annual Compensation and employee benefits (on the same terms and conditions as available to employees of the Company generally) and a payout of his accrued EVA Bonus Program bank over one (1) year,
                        (II) an additional one (1) year of Annual Compensation paid in installments over four (4) years following termination (25 % of Annual Compensation each year), and
                        (III) an extension of his right to exercise any stock options for a period of four (4) years.

         (B) If an Executive's employment with the Company terminates after a Change in Control within the term of this Agreement, then:

                (i)     if the Executive's termination is as described in
                        Section 7(D) (Quit Without Good Reason), Executive shall be entitled to receive his (I) continuation of his Annual Compensation and employee benefits (on the same terms and conditions as available to employees of the Company generally) for a period of one (1) year following termination, (II) a payout of his accrued EVA Bonus Program bank without interest over the eighteen
                        (18) months following his termination during which time Executive shall refrain from "competition" as specified in Section 9. All payments and benefits under (I) and
                        (II) above shall terminate if Executive engages in competition during the eighteen (18) months following termination of employment;

                (ii)    if the Executive's termination is as described in
                        Section 7(B) or 7(C) (Termination Without Cause or Quit for Good Reason), Executive shall be entitled to receive continuation of his Annual Compensation and employee benefits (on the same terms and conditions as available to employees of the Company generally) and a payout of his accrued EVA Bonus Program Bank over a period of eighteen (18) months following

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                  termination, during which time Executive shall refrain from
                  "competition" as specified in Section 9. All payments and benefits above shall terminate if Executive engages in competition during the eighteen (18) months following termination of employment;

         (iii) if Executive's termination is a result of Executive's "permanent disability" described in Section 7(E), then Executive shall be entitled to receive (I) a continuation of his Annual Compensation and employee benefits (on the same terms and conditions as available to employees of the Company generally) and a payout of his accrued EVA Bonus Program bank one (1) year, (II) an additional one (1) year of Annual Compensation paid in installments over four (4) years following termination (25% of Annual Compensation each year), and (III) an extension of his right to exercise any stock options for a period of four (4) years;

         (iv) if the Executive's termination is as described in Section 7(A) (Termination for Cause), Executive shall be entitled to receive his Annual Compensation through his date of termination and shall continue to receive his health and dental insurance and a payout of his accrued EVA Bonus Program bank ratably without interest over a period of eighteen (18) months during which Executive shall refrain from "competition" as specified in Section 9. Such benefits and payments shall cease and be forfeited if Executive fails to comply with the requirements of Section 9 during such eighteen (18) month period.

     (C) In the event that any payment or benefit provided to Executive under this Section 8, or under any other plan or arrangement of Employer, including any such plan or arrangement providing for the grant of stock options or the transfer or sale of stock to Executive, would be subject to the imposition of an excise tax under Section 4999 of the Internal Revenue Code (a "Parachute Payment"), payments or benefits under this Agreement shall be reduced to an amount which is equal to one thousand dollars ($1,000) less than the amount at which payments under this Agreement or any other payments from the Employer to the Executive are determined to be Parachute Payments as certified by the Company's auditors or other outside experts retained to make such determination. Company shall use its best efforts to ensure that all amounts due under this Agreement shall be paid and not constitute Parachute Payments.

     (D) Payments and benefits under this Section 8 shall not be subject to reduction for any amounts and benefits that Executive receives or could receive from any other employment following termination.

     (E) Executive may, at his option, elect to receive all amounts under this
         Section 8 paid in a single lump sum equal to the present value of such amounts (using the interest rate which would be used as of the first day of the month in which distribution occurs by the Pension Benefit Guaranty Corporation for purposes of determining the present value of a lump sum distribution on termination of a defined benefit plan).

     9. In order to induce Employer to enter into this Agreement, Executive hereby agrees as follows:

     (A) Unless otherwise required to do so by law, including the order of a court or governmental agency, Executive shall not during the term or thereafter divulge or furnish any trade secrets (as defined in IND., CODE (S)24-2-3-2) of Employer or any confidential information acquired by him while employed by Employer concerning the policies, plans, procedures or customers of Employer to any person, firm or corporation, other than Employer or upon its written request, or use any such trade secret or confidential information directly or indirectly for Executive's own benefit or for the benefit of any person, firm or corporation other than Employer, since such trade secrets and confidential information are confidential and shall at all times remain the property of Employer.

     (B) Notwithstanding anything contained herein to the contrary (including the specific time periods provided in Section 8, above), pursuant to his obligations contained in the Prior Agreements, in addition to and running coincident with the obligations specified in Section 8, Executive shall not for a period totalling three (3) years from Executive's termination of employment for any reason (i) compete, directly or indirectly, with the business of Employer (or in any business involving, directly or indirectly, the manufacture or sale of manufactured homes or recreational vehicles) as conducted within the same geographic areas served by Employer during the Term (each such person, firm or entity which so competes is referred to as "Competitor"); (ii) solicit or accept business for or on behalf of any Competitor; (iii) solicit, induce or persuade, any person to work for or provide services to or provide financial assistance to, any Competitor; (iv) solicit or accept, on behalf of, or for the benefit of, any Competitor, any business from any person, firm or entity which during the Term of this Agreement was a vendor or supplier to or subcontractor for, or commercial purchaser from, Employer; or (v) solicit any employee to leave the employment of Employer for any reason.

     (C) If Executive's employment by Employer is terminated for any reason by either Executive or Employer, Executive will turn over immediately thereafter to Employer all business correspondence, letters, papers, reports, customers' lists, financial statements, records, drawings, credit reports or other confidential information or documents of Employer or its affiliates in the possession or control of Executive, all of which writing are and will continue to be the sole and exclusive property of Employer or its affiliates.

     10. Any termination of Executive's employment with Employer as contemplated by Section 7 hereof, except in the circumstances of Executive's death, shall be communicated by written "notice of termination" by the terminating party to the other party hereto. Any "notice of termination" shall indicate the specific provisions of this Agreement relied upon and shall set

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

forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination.

     11. Anything to the contrary contained herein notwithstanding amounts payable to or for the benefit of Executive pursuant to Section 8 shall be so paid whether or not deductible by Employer for federal income tax purposes, except as provided in Section 8(C).

     12. If a dispute arises regarding this Agreement, said dispute shall be resolved by binding arbitration determined in accordance with the rules of the American Arbitration Association and if Executive obtains a final award in his favor or his claim is settled by Employer prior to the rendering of an award by such arbitration, all reasonable legal fees and expenses incurred by Executive in contesting or disputing any such termination or otherwise pursuing his claim shall be paid by Employer, to the extent permitted by law. If a dispute arises regarding other provisions of this Agreement, including enforcement of the confidentiality and noncompetition provisions hereof, then such shall be heard only by the judge and not by a jury, in any court of general jurisdiction in Elkhart County, Indiana, to which such sole and exclusive jurisdiction each party irrevocably consents. Each party agrees not to assert and hereby waives any right of removal, consolidation or joinder with any other action, or any transfer by reason of preferred venue. The prevailing party shall be entitled to its costs, expenses and reasonable attorney's fees, not to exceed $20,000. It is provided, however, that in either of arbitration or judicial proceedings, if it is determined that Employer breached any of the material terms or conditions of this Agreement, then as liquidated damages, Executive shall be entitled to receive not less than the payments and benefits described in Section 8. Executive understands that Employer would not have an adequate remedy at law for the material breach or threatened breach by Executive of any one or more of the covenants set forth in this Agreement and agrees that, in the event of any such material breach or threatened breach, Employer may, in addition to other remedies which may be available to Employer, file a suit in equity, without the necessity of posting bond, to enjoin Executive from the breach or threatened breach of such covenants.

     13. Should Executive die after termination of his employment with Employer while any amounts are payable to him hereunder, this Agreement shall inure to the benefit of and be enforceable by Executive's executors, administrators, heirs, distributees, devisees and legatees and all amounts payable hereunder shall be paid in accordance with the terms of this Agreement to Executive's devisee, legatee or other designee or, if there is no such designee, to his estate.

     14. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been given when delivered or mailed by United States first class mail, courier or hand delivery, addressed as follows:

     If to Executive:

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

     If to Employer:                    Shelter Components Corporation
                                        Attention: General Counsel
                                        2831 Dexter Drive
                                        Elkhart, Indiana 46514-8225

or to such address as either party hereto may have furnished to the other party in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     15. The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of Indiana without regard to conflicts of laws.

     16. Employer shall require any successor, assignee, distributee or other transferee of all or substantially all of its or its subsidiaries' assets or business ("Succession") (whether direct or indirect, by purchase, merger, dissolution, liquidation, consolidation or otherwise) by agreement in form and substance satisfactory to Executive to expressly assume and agree to perform this Agreement in the same manner and same extent that Employer would be required to perform it if no such Succession had taken place. Failure of Employer to obtain such agreement prior to the effectiveness of any such Succession shall be a material intentional breach of this Agreement and shall entitle Executive to terminate his employment with Employer pursuant to Subsection 7(C) hereof. As used in this Agreement, "Employer" shall mean Employer and its subsidiaries from time to time and any successor to its or their business or assets as aforesaid.

     17. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Executive and Employer. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior or subsequent time. No agreements or representation, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

     18. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement which shall remain in full force and effect.

     19. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     20. This Agreement is personal in nature and neither party hereto shall, without consent of the other, assign or transfer this Agreement or any rights or obligations hereunder except as provided in Section 13 and Section 16 above. Without limiting the foregoing, Executive's right to receive compensation hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by his will or by the laws of descent or distribution as set forth in Section 13 hereof, and in the event of any attempted assignment or transfer contrary to this paragraph, Employer shall have no liability to pay any amounts so attempted to be assigned or transferred.

     IN WITNESS WHEREOF, the parties have caused the Agreement to be executed and delivered this ______ day of October, 1997.


"Executive"                            "Employer"

                                       SHELTER COMPONENTS CORPORATION

                                       By:
----------------------------              --------------------------------
Name:                                  Its:
      ----------------------               -------------------------------

                                       CONSENT:
                                       -------


                                       -----------------------------------
                                       On behalf of the Independent
                                       Committee of the Board of Directors


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